

October 11, 2011

Via Facsimile
Mr. James P. Waters
Chief Financial Officer
The Hillman Companies, Inc.
10590 Hamilton Ave
Cincinnati, OH 45231

> **Re: The Hillman Companies, Inc.**
> **Form 10K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Response Letter Dated September 19, 2011**
> **File No. 1-13293**

Dear Mr. Waters:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Executive Compensation

Compensation Discussion and Analysis

Annual Performance-Based Bonuses, page 108

1.   We note your disclosure that Mr. Max Hillman's gross margin dollar performance target was $236.6 million. Please also disclose your actual company-wide gross margin as a

dollar amount.

<u>Closing Comments</u>

You may contact Hagen Ganem at (202) 551-3330, or Craig Slivka at (202) 551-3729 if you have questions regarding legal comments. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief